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                                                                     EXHIBIT 9.1

Contact:  Brent A. Hanby    E-mail address: bhanby@nhci.com
          Executive Vice President & CFO   Phone:(501) 756-1700

                     NATIONAL HOME CENTERS, INC. ANNOUNCES
                  SECOND QUARTER RESULTS, RENEWAL OF REVOLVING
                      LINE OF CREDIT AND NOTICE OF INTENT
                       TO TENDER BY MAJORITY SHAREHOLDER

Springdale, Arkansas (August 14, 2001)-- National Home Centers, Inc. (Nasdaq SmallCap:NHCI), today announced results for its second quarter ending July 31, 2001. Net income was $1,127,000, or $0.16 per share, compared with net income of $312,000 or $0.04 per share in the second quarter last year. Net sales increased to $31.6 million compared with $26.1 million in the second quarter a year ago. Comparable store sales for stores open more than one year increased 21%. EBITDA (earnings before interest, taxes, depreciation and amortization) for the second quarter of fiscal 2001 was $1,779,000 versus $1,006,000 in the second quarter last year. The Company finished the quarter operating the same eight stores which were operating a year ago. For the second quarter, the Company's revenues resulted from 81% of its sales to professional contractors and 19% to retail customers versus 78% and 22%, respectively, in the second quarter last year.

     Net income for the six months ending July 31, 2001, was $1,336,000, or $0.19 per share, compared to net income of $576,000 or $0.08 per share last year. Net sales for the six months increased to $56.7 million compared to $52.6 million a year ago. Comparable sales for stores open more than one year increased 8% for the same period. EBITDA for the first six months of 2001 was $2,642,000 versus $1,967,000 for the first six months of last year. For the same six month period, the Company's revenues resulted from 80% of its sales to professional contractors and 20% to retail customers versus 79% and 21%, respectively, in the comparable six month period last year.

     Commenting on the results, Dwain A. Newman, chairman and chief executive officer, said, "The improvement in comparable store sales was attributable to favorable weather, lower interest rates and an increase in large project business during the second quarter. We remain optimistic regarding the remainder of the year."

     Newman continued, "The Company has successfully completed the refinancing of its revolving line of credit. The renewed line with Wells Fargo Retail Finance, LLC increased the Company's borrowing base from $20 million to $25 million, extends the term until July 2005, and includes a lower interest rate which is based mostly on LIBOR rather than prime.

     As majority owner of 63.49% of the common stock of National Home Centers, Mr. Newman notified the board of directors of his intention to make a tender offer of $1.20 per share for all of the Company's common stock not controlled by Mr. Newman. The 36.51% represents approximately 2,607,404 shares of issued and outstanding stock. The board of directors has appointed Richard D. Denison and David W. Truetzel, both independent members of the board of directors, to serve as the independent committee for the purpose of evaluating the fairness of the offer to the minority shareholders and making a recommendation to the board.


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    National Home Centers is a supplier of home improvement products and building materials to retail customers and professional contractors. The Company has significantly upgraded its corporate internet website at www.nhci.com which
                                                             ------------
features extensive product information. The Company currently operates eight stores in Arkansas. The common stock of National Home Centers is traded on the Nasdaq SmallCap Market under the symbol NHCI.

NOTICE TO READ TENDER OFFER DOCUMENTS:

THE DESCRIPTION CONTAINED HEREIN IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NATIONAL HOME CENTERS, INC. A TENDER OFFER STATEMENT ON SCHEDULE TO WILL BE FILED BY DWAIN A. NEWMAN AND A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL BE FILED BY NATIONAL HOME CENTERS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). YOU ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC. THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER AND RELATED TRANSACTIONS. YOU MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED BY MR. NEWMAN AND NATIONAL HOME CENTERS, INC. WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY MR. NEWMAN WILL BE AVAILABLE FREE OF CHARGE FROM NATIONAL HOME CENTERS, INC. BY DIRECTING A REQUEST TO NATIONAL HOME CENTERS, INC., HIGHWAY 265 NORTH, P.O. BOX 789, SPRINGDALE, ARKANSAS 72765-0789, ATTN: BRENT A. HANBY. IN ADDITION, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY NATIONAL HOME CENTERS, INC. MAY BE OBTAINED FREE OF CHARGE FROM NATIONAL HOME CENTERS, INC. BY DIRECTING A REQUEST TO NATIONAL HOME CENTERS, INC., HIGHWAY 265 NORTH, P.O. BOX 789, SPRINGDALE, ARKANSAS 72765-0789,
ATTN: BRENT A. HANBY.

     Forward-looking statements in this press release are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. There are various factors that could cause results to differ materially from those anticipated by some statements made in this press release. Investors are cautioned that all forward-looking statements involve risks and uncertainty. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Factors that could cause actual results to differ materially include, but are not limited to the following: the strength and extent of new and existing competition; the Company's ability to maintain competitive pricing in its markets; the Company's ability to maintain adequate levels of vendor support; the Company's ability to maintain adequate levels of lender support; the ability of the Company to increase sales; the Company's ability to attract, train and retain experienced, quality employees; the Company's ability to dispose of excess real estate and other assets; general economic conditions; housing turnover; attractive long-term interest rates; weather; and other factors described from time to time in the Company's Securities and Exchange Commission filings.

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                          NATIONAL HOME CENTERS, INC.
                             Financial Highlights
                 (In thousands, except for per share amounts)

                                        Second Quarter Ended
                                                July 31,
                                              (Unaudited)
                                         --------------------
                                             2001      2000
                                             ----      ----

Net sales                                  $31,559   $26,064
Net income                                 $ 1,127   $   312
Income per share                           $  0.16   $  0.04
Average shares outstanding                   7,142     7,142

                                           Six Months Ended
                                                July 31,
                                              (Unaudited)
                                         --------------------
                                             2001      2000
                                             ----      ----

Net sales                                  $56,675   $52,646
Net income                                 $ 1,336   $   576
Income per share                           $  0.19   $  0.08
Average shares outstanding                   7,142     7,142